

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

December 20, 2016

Via E-Mail
Nathan D. DeBacker
Cole Real Estate Income Strategy (Daily NAV), Inc.
Chief Financial Officer and Treasurer
2325 East Camelback Road
Suite 1100
Phoenix, AZ 85016

> **Re: Cole Real Estate Income Strategy (Daily NAV), Inc.**
> **Form 10-K**
> **Filed March 29, 2016**
> **File No. 000-55187**

Dear Mr. DeBacker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: David H. Roberts, Esq.
Goodwin Procter